SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on October 5, 2006, relating to the tender offer (the “Millennium Offer”) made by Sidney Acquisitions ULC (“Sidney”), an Alberta unlimited liability corporation and an indirect wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. (“Millennium” and together with Sidney, the “Offerors”), a Delaware corporation, for all of the common shares of AnorMED Inc. The terms and conditions of the Millennium Offer are set forth in the Offer to Purchase for Cash and Circular of the Offerors, dated October 5, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on October 5, 2006.
     In connection with the Millennium Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated October 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular will be mailed to AnorMED shareholders, was filed as Exhibit (a)(2)(A) to the initial filing of this Statement, and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.
Item 9.     EXHIBITS

Exhibit	Description

(a)(2)(B)	Press release of AnorMED Inc., dated October 5, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 5, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

(a)(2)(A)*	Directors’ Circular, dated October 5,2006

(a)(2)(B)	Press release of AnorMED Inc., dated October 5 2006

(e)(1)*	Support Agreement, dated as of September 26, 2006, between the Company and Millennium (previously filed with the SEC on Schedule 14D-9 on September 29, 2006)

(e)(2)*	Shareholder Support Agreement, dated as of September 26, 2006, between Felix Baker and Millennium

(e)(3)*	Shareholder Support Agreement, dated as of September 26, 2006, between Kenneth Galbraith and Millennium

(g)(1)*	Information Agent Script for Outgoing Calls (previously filed with the SEC on Schedule 14D-9 on October 2, 2006)

(g)(2)*	Information Agent Script for Incoming Calls (previously filed with the SEC on Schedule 14D-9 on October 5, 2006)

*	Previously filed.